

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 3, 2006

Mr. William N. Hagler
Chairman and President
Intermountain Refining Co., Inc.
1921 Bloomfield Boulevard
Farmington, New Mexico 87401

> **Re: Intermountain Refining Co., Inc.**
> **Form 10-KSB/A for Fiscal Year Ended February 28, 2005**
> **Filed May 17, 2006**

Dear Mr. Hagler:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen